Mail Stop 6010

August 4, 2008

Branislav Vajdic
President and Chief Executive Officer
NewCardio, Inc.
2350 Mission College Boulevard, Suite 1175
Santa Clara, CA 95054

> **Re:** **NewCardio, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 24, 2008**
> **File No. 333-149166**

Dear Dr. Vajdic:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The December 12, 2007 Private Placement, page 11

1. We note the filing of Exhibit 10.27 in response to comment 8. According to page 4 of that exhibit, it appears that only Vision is a party to the waiver. Please clarify whether the other five selling shareholders disclosed on page 10 of your registration statement are also parties to the waiver. If they are not, and as a result

you owe liquidated damages in accordance with your Registration Rights Agreement dated December 27, 2007, please make appropriate disclosures.

2.   We note your disclosure here that the series J-A warrants have a five-year term. We also note your added disclosure on page 36 that the warrants will be "extended" to a five-year term. Please clarify whether the five-year term begins on the date of the December 27, 2007 private placement or the date of exercise of the series J warrants.

Description of Securities, page 18

3.   Your revised disclosure in response to prior comment 9 indicates that shares reserved for outstanding options and warrants are also available for future grant. It appears inconsistent that shares that underlie outstanding securities are at the same time available for future grants. Please revise for clarity.

4.   We note your response to the second part of comment 11; however, we reissue the first part of the comment regarding your conclusions in light of Rule 144(d)(3)(ii).

Certain Relationships and Related Party Transactions, page 45

5.   We note your response to comment 22. In accordance with comment 28 in our June 6, 2008 letter, please provide disclosure in your registration statement regarding the reasons for the amendment to the June 2007 agreement with Mr. Londoner.

Consolidated Financial Statements

6.   Please refer to prior comment 25 and include any updated financial statements necessary in your amended filings to comply with Rule 8-08 of Regulation S-X.

March 31, 2008 Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows, page F-8

7.   Please explain to us in greater detail why your presentation of non-cash financing activities herein and at page F-35 is compliant with U.S. GAAP. Refer to paragraph 32 of SFAS 95 for further guidance.

Note 9 – Restatement, page F-21

8.   Please refer to prior comment 30. We note herein and in Note 13 on page F-56 that you have restated prior period financial statements. We further note in your response to our prior comment 30 you requested us to waive the requirements

under Item 4.02 of Form 8-K. Given the significance of the errors corrected in your fiscal 2007 and interim 2008 financial statements, please explain to us in greater detail why you did not file an Item 4.02 Form 8-K.

9.   We see from note (c) herein and in Note 13 on page F-56 you attributed a beneficial conversion feature of $2,817,710 to the Series A Preferred Stock and accordingly *charged deficit accumulated during development stage* with an offsetting increase to additional paid in capital. Please tell us how your accounting for the beneficial conversion feature as a charge to accumulated deficit complies with U.S. GAAP. Note the guidance at paragraph 7 of EITF 00-27 and paragraph 6 of EITF 98-5.

December 31, 2007 Consolidated Financial Statements

Note 6 – Redeemable Securities, page F-46

Series A – 10% Convertible Preferred Stock, page F-47

10.   We see disclosures herein that "Since the redemption feature of the preferred stock is contingent on the occurrence of future events, we will not accrete the carrying value of the preferred stock to redemption value until the occurrence of those future events becomes probable." Please revise the filing to disclose why it is not probable that the security will become redeemable as required by paragraph 15 of EITF Topic D-98.

Recent Sales of Unregistered Securities, page II-1

11.   For each transaction, please include all information required by Item 701, including the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available.

12.   We note the additions to this section. Please tell us when you reported these transactions as required in Item 3.02 of Form 8-K. If you have not provided the required disclosure, please acknowledge the effect on your ability to rely on rules and forms under the federal securities laws that require timely and current reporting.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Staff Accountant Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Marc Ross, Esq.
        Sichenzia Ross Friedman Ference LLP